WOLLMUTH MAHER & DEUTSCH LLP
500 FIFTH AVENUE
NEW YORK, NEW YORK 10110

TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

January 30, 2004

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of (i) one (1) announcement released to the London Stock Exchange (the "LSE") on January 14, 2004, (ii) two (2) announcements released to the LSE on January 19, 2004, and (iii) one (1) announcement released to the LSE on January 30, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: [signature]
Mason H. Drake
Authorized Representative

Enclosures

Marks & Spencer p.L.C. 82-1961

Issued: 14 January 2004

04 FEB 17 AM 7:21

DIRECTORS' DEALINGS

Purchase of Shares

The Company has been informed today that Paul Myners has purchased today 20,000 Ordinary shares of 25p each at a price of 279p each.

Dividend Reinvestment Plan

The Company was informed on 12 January 2004 that the following directors would acquire Ordinary shares of 25p each at a price of 276.9p each under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 9 January 2004:

Name	No. of Shares Acquired
Maurice Helfgott	98
David Norgrove	1,084
Laurel Powers-Freeling	1,012
Vittorio Radice	161
Alison Reed	1,021
Dame Stella Rimington	47

PEPs

The Company was informed on 13 January 2004 that on 12 January 2004 Alison Reed acquired 33 Ordinary shares of 25p each at a price of 278p each under a PEP registered in the name of Marks & Spencer Savings and Investments Limited.

The Company was also informed on today that 12 January 2004 Maurice Helfgott acquired 2 Ordinary shares of 25p each at a price of 278p each under a PEP registered in the name of Marks & Spencer Savings and Investments Limited.

Save-as-you-earn Scheme

The Company has been informed today that the following directors have exercised options in the Company's Save-as-you-earn Scheme as follows:

Name	Effective Date	No. of Shares Acquired
Maurice Helfgott	2 January 2004	6,209
David Norgrove	22 January 2004	2,483

Directors' Holdings

Following the above notifications, the directors' holdings are confirmed as below:

Name	Total Holding of Ordinary Shares Following Above Notifications
Maurice Helfgott	47,395
Paul Myners	50,000
David Norgrove	96,443
Laurel Powers-Freeling	68,681
Vittorio Radice	118,108
Alison Reed	144,857
Dame Stella Rimington	2,975

For further information, please contact:
Helen Baker
Tel. 020 7268 2867

Issued: 19 January 2004

DIRECTORS' SHAREHOLDINGS

Purchases of Shares

The Company was informed on 16 January 2004 that Carole Baldock, wife of Brian Baldock, had purchased on 16 January 2004 30,000 Ordinary shares of 25p each in Marks and Spencer Group p.l.c. at a price of 268.75p each.

The Company has been informed today that Vittorio Radice has purchased today 10,000 Ordinary shares of 25p each in Marks and Spencer Group p.l.c. at a price of 272.69p each.

Directors' Notifiable Interests

Following the above transactions, the directors' notifiable interests are as given below:

Name	Total Interest in Ordinary Shares Following Above Transactions
Brian Baldock	86,584
Vittorio Radice	128,108

For further information, please contact:
Helen Baker
Tel. 020 7268 2867

Issued: 19 January 2004

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 14 January 2004 that, as at 12 January 2004, Capital International Limited was interested in 91,414,755 ordinary shares in Marks and Spencer Group p.l.c., representing 4.042% of the issued share capital of the Company.

The aggregate interest of its holding company, The Capital Group Companies, Inc., as at 12 January 2004 was 114,854,465 ordinary shares in Marks and Spencer Group p.l.c., representing 5.079% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:
Helen Baker
Tel. 020 7268 2867

Issued: 30 January 2004

HOLDING IN COMPANY

Marks and Spencer Group p.l.c. was notified on 30 January 2004 that, as at 28 January 2004, Capital International Limited was interested in 84,075,936 ordinary shares in Marks and Spencer Group p.l.c., representing 3.718% of the issued share capital of the Company.

The aggregate interest of its holding company, The Capital Group Companies, Inc., as at 28 January 2004 was 107,515,646 ordinary shares in Marks and Spencer Group p.l.c., representing 4.754% of the issued share capital of the Company. This interest arises by virtue of holdings attributed to a number of companies within the Capital Group who manage funds on behalf of investment clients.

For further information, please contact:
Helen Baker
Tel. 020 7268 2867